Exhibit 99.1
AXCESS INTERNATIONAL REPORTS SECOND QUARTER 2009 RESULTS
Dallas - August 14, 2009 - Axcess International Inc., (OTCBB: AXSI) a leading provider of wireless business activity monitoring and control solutions, today reported results for the second quarter ending June 30, 2009.
Highlights for the Second Quarter Ended June 30, 2009
•	Second Quarter 2009 Revenue of $3.2MM up $2.1MM over First Quarter 2009
•	Second Quarter 2009 Revenue up $2.7MM versus Q2 2008 Due to Large International Order in the First Half of 2009
•	Record revenue forecasted for CY 2009 based on port award total of $3.54MM
•	Profit of $1.1MM, or $.03 per share for Q2 2009 based on port award
•	Gross margin percentage of 64% for the First Half of 2009
•	Following the quarter, the Wireless Credential product bundle was introduced into the security market distribution channel
•	MicroWireless technology continues to demonstrate competitive advantages and opportunities for future innovations
“The second quarter was again dominated by results from our Caribbean Port Security Initiative,” said Allan Griebenow, president and CEO of Axcess. Mr. Griebenow further stated, “That contract has been successfully completed, and we remain honored to have been credited for our role in successfully securing the facility and the 34 heads of state participating in the Fifth Summit of the Americas April conference. We continue to work to leverage our successes in the region. Following its demonstration on the world stage, our DotTM Wireless Credential line is now being positioned for sale in the security market where it is unique in providing multiple advanced workforce management application solutions.”
Corporate and Industry Developments
Axcess’ systems for business and government use specialized MicroWireless technology to wirelessly enable “things” for real-time business activity monitoring, automation and control solutions. The systems directly increase productivity, security and safety and offer short term ROIs in traditional industries.
Axcess transforms common manual identification products into wireless devices capable of automated identification, tracking and sensing. As an example, Axcess transforms manual access control badges into wireless personnel credentials for advanced workforce management, safety and security. These include applications such as high speed access control, internal security tracking, emergency evacuation management, automatic asset protection and visitor tracking for security and compliance reporting. Systems are also used for contractor time and attendance data collection, safety tracking and compliance reporting, and workforce time and motion data collection for business process improvement and business intelligence initiatives.
As a result of its Caribbean Port Security Initiative, in Q1 2009 Axcess won a competitive tender valued initially at $3.54MM for its port infrastructure solutions, including visitor and vehicle tracking, wireless WMD sensing, various security scanner solutions and other equipment designed to enhance security solutions and resources. The final value of the contract, completed in Q2 2009, was $3.65MM. It resulted in record revenues for the second quarter. It also made Axcess profitable for the quarter and for the first half of 2009.

The contract was Axcess’ second in the region, following the 2007 award in Barbados. Based upon that contract and its traditional channel partner sales, Axcess was profitable for the second quarter 2009 and for the first half of 2009. Axcess is also forecasting record revenues for 2009. Axcess is actively working to grow its Caribbean Port Security Initiative through sales to other island nations.
To leverage its success in Wireless Credential applications the Company introduced its DotTM Wireless Credential product into the security distribution sales channel as a bundled system so existing proximity access control systems in businesses can be easily expanded into advanced workforce management solutions for improving security, safety, compliance reporting and efficiency. Wireless Credentials provide businesses visibility into the location and status of their labor and assets inside their operations.
Wireless Credentials have proven to provide near immediate returns for customers as part of the rapidly growing $9 billion worldwide market for access control systems. Significant efforts have been made this decade to introduce innovative security technologies such as biometrics into personnel badges for providing identity authentication at the building entrances. But once inside the business, the manual credentials are useless without location, tracking and sensing capabilities. Until recently, attempts to introduce wireless badges for long range automatic identification and tracking have fallen short because they have been too costly, too big, unreliable, too short lived and incompatible with existing access systems. Axcess’ Dot Wireless Credential has solved all these problems and has been successfully implemented in 10 well documented applications across multiple industry verticals.
The unique aspect of Axcess’ MicroWireless technology is that the powered wireless devices attached to assets and personnel autonomously collect their exact location ID and status which is provided without a central processing element required by RFID and RTLS systems. Further, to make interconnectivity with an enterprise’s legacy systems easier, Axcess announced a partnership with Microsoft Corporation whereby interconnection to the Axcess system is embedded into Microsoft BizTalkTM Server 2009 product to enable businesses to develop innovative business intelligence applications by providing connectivity into back office legacy applications such as ERP systems.
MicroWireless communications has been proven to represent the technological sweet spot where autonomous wireless identification and data transfer are best enabled in very small, low cost battery-powered devices. Regardless of their hardware platform or form factor, devices or tags commonly called DotsTM operate in their own wireless frequency and are designed specifically for the unique need, independent from interference and unobtrusive to backbone networks. For these uses, MicroWireless eclipses other wireless technologies such as cell phones, EPC-RFID, Ultra-Wideband (UWB), Zig-Bee, Wi-Fi and Bluetooth which are not suited to the automated monitoring of personnel and assets in the enterprise because of unacceptable cost, size, reliability, infrastructure and power consumption constraints.
Bringing to market the complete set of innovative functions of MicroWireless creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible information 24/7 in real-time. These innovation and growth efforts continue to be supported by our shareholders and by key financial advisor, Amphion Innovations plc.

Second Quarter and First Half of 2009 Financial Results
Revenue was $3,156,836 for the three months ended June 30, 2009 compared to $487,345 for the three months ended June 30, 2008. Revenue for the six months of 2009 was $4,239,518 compared to $663,831 for the same period in 2008. The increase in sales is a result of the Trinidad Contract awarded in January 2009. Add-on sales that are considered by the Company to represent a form of recurring revenue was 21% of total sales in the second quarter 2009 and 31% for the first half of 2009.
Gross margin was 75% or $2,358,906 in the second quarter 2009 as compared to 47% or $228,477 in the 2008 period, and 64% or $2,695,614 in the first half of 2009 as compared to 45% or $299,236 in the first half of 2008. The increase in gross margin was due to a change in product mix as a result of the Trinidad Contract awarded in January 2009.
Research & Development (R&D) expenses for the second quarter totaled $239,240, compared to $536,098 in the prior year period and $548,599 for the first half of 2009, compared to $1,407,687 for the first half of 2008. The decrease in R&D is due to the timing of the development of the next generation RFID product which we continue to expense as it is incurred.
Selling, Marketing, General and Administrative (S, M, G & A) expenses for the second quarter totaled $942,563, as compared to $676,065 in the prior year period and $1,661,574 for the first half of 2009, as compared to $1,389,551 for the first half of 2008. The majority of the increase relates to an increased selling expense relating to the Trinidad contract.
Other expenses for the second quarter of 2009 totaled $56,266, as compared to $175,819 for the prior year period in 2008 and $119,818 for the first half of 2009 compared to $292,242 for the first half of 2008. The majority of the decrease relates to the decreased interest expense recorded in connection with the issuance of warrants to the convertible notes issued during 2008.
Net income (loss) for the second quarter of 2009 was $1,115,779 as compared to ($1,162,175) in the prior year period and $355,901 for the first half of 2009 as compared to ($2,797,206) in the first half of 2008. The increase in the net income is mainly related to the increased margin contribution of the Trinidad contract, lower research and development expenses and lower interest expense.
Recurring preferred stock dividend requirements for the second quarter of 2009 was $47,797 and $71,592 for 2008 and $95,263 for the first half of 2009 and $148,547 for the first half of 2008. Axcess also recorded a one-time dividend of $558,686 for the preferred stock issued during the second quarter of 2008.
Net income (loss) applicable to common stock for the 2009 second quarter was $1,067,982, or $0.03 per share, compared to a loss of ($1,792,453) or $0.06 per share, for the second quarter of 2008 and $260,638 or $0.01 per share, for the first half of 2009 compared to $3,504,439 or $0.12 per share for the same period in 2008.
Conference Call
In conjunction with the earnings release, Axcess invites you to listen to its conference call Friday, August 14, 2008 at 12:00 p.m. (Eastern). To participate in the call, domestic callers can dial (888) 680-0860 and international callers can dial (617) 213-4852 and enter the reservation code “26807408.” Participants should dial into the call about 10 minutes prior to the start time.
For those unable to attend the live conference call, a replay will be available by dialing (888) 286-8010 for domestic callers and (617) 801-6888 for international callers and entering the replay code “39882595.” The replay will be available for one month beginning approximately two hours after the end of the call. There is no charge for participants to access the live event or replay.

The conference call and replay dial in information is also available at Axcess’ Website at www.axcessinc.com.
About Axcess International Inc.
Axcess International Inc. (OTCBB: AXSI) provides wireless business activity monitoring solutions including its intelligent Wireless Credentials for business encompassing local location identification, tracking and control capabilities. Using its patented MicroWirelessTM technology platform, the complete system solutions supersede existing manual personnel badges by automating various workforce management tasks that increase productivity, security, safety and business intelligence. Real-time data from labor activities also enable previously unattainable business intelligence and analytics initiatives. MicroWireless — based on active RFID principles — is the economic and technological sweet spot for autonomously-powered low cost, miniature, remote communication devices. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). Additional information on Axcess is available on the Company’s Web site at www.axcessinc.com.
Contacts

Public Relations	Axcess Contact	Investor Relations
Driver Public Relations	Axcess International	EPOCH Financial Group
Kenni Driver	Allan Frank, CFO	James Kautz
972.978.6455	972.407.6080	888.654.5318
kenni.driver@driverpr.com	afrank@axcessinc.com	jkautz@epochfinancial.com
This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
(tables to follow)
Source: Axcess International, Inc.

AXCESS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$287,663	$51,392
Accounts receivable — trade, net of allowance for doubtful accounts of $30,132 and $27,424 for 2009 and 2008, respectively	448,374	92,844
Inventory, net	102,269	142,782
Prepaid expenses and other	29,485	43,100

Total current assets	867,791	330,118

Property, plant and equipment, net	20,025	18,969
Deferred debt issuance costs	15,625	18,750
Other assets	48,326	53,062

Total assets	$951,767	$420,899

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (includes $12,909 and $18,645 with related party in 2009 and 2008, respectively)	$724,505	$905,354
Accrued liabilities	390,262	502,566
Accrued interest	1,217,925	1,112,862
Deferred revenue	17,570	22,222
Notes payable (includes $1,038,273 with a related party in 2009 and 2008)	1,200,273	1,200,273
Dividends payable	31,515	280,394

Total current liabilities	3,582,050	4,023,671

Notes payable (includes $393,787 with a related party in 2009 and 2008), net of discount of $0 and $13,092 in 2009 and 2008, respectively	2,696,346	2,683,254

Total liabilities	6,278,396	6,706,925

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 shares authorized in 2009 and 2008. Without liquidation preferences; $0.01 par value, 6,115,211 and 6,125,211 shares issued and outstanding in 2009 and 2008, respectively	61,152	61,252
Common stock, $.01 par value, 70,000,000 shares authorized in 2009 and 2008; 31,222,016 shares issued and outstanding in 2009 and 31,204,931 shares issued and outstanding in 2008	312,220	312,050
Common shares to be issued (855,577 shares)	8,556	—
Additional paid-in capital	166,332,055	165,641,922
Accumulated deficit	(172,040,612)	(172,301,250)

Total stockholders’ deficit	(5,326,629)	(6,286,026)

Total liabilities and stockholders’ deficit	$951,767	$420,899

AXCESS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATION
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Sales	$3,156,836	$487,345	$4,239,518	$663,831
Cost of sales	797,930	258,868	1,543,904	364,595

Gross profit	2,358,906	228,477	2,695,614	299,236
Expenses:
Research and development	239,240	536,098	548,599	1,407,687
General and administrative	410,470	358,372	734,923	745,808
Selling and marketing	532,093	317,693	926,651	643,743
Depreciation and amortization	5,058	2,670	9,722	6,962

Operating expenses	1,186,861	1,214,833	2,219,895	2,804,200

Profit (loss) from operations	1,172,045	(986,356)	475,719	(2,504,964)

Other income (expense):
Interest expense	(71,134)	(178,066)	(178,495)	(294,560)
Gain on vendor settlements	14,868	2,247	58,677	2,318

Other expense, net	(56,266)	(175,819)	(119,818)	(292,242)

Net income (loss)	1,115,779	(1,162,175)	355,901	(2,797,206)

Preferred stock dividend requirements:
Recurring	(47,797)	(71,592)	(95,263)	(148,547)
2008 Preferred equity offering	—	(558,686)	—	(558,686)

Preferred stock dividend requirements	(47,797)	(630,278)	(95,263)	(707,233)

Net income (loss) applicable to common stock	$1,067,982	$(1,792,453)	$260,638	$(3,504,439)

Net income (loss) per share
Basic	$0.03	$(0.06)	$0.01	$(0.12)

Diluted	$0.03	$—	$0.01	$—

Weighted average shares of common stock outstanding
Basic	31,776,731	29,574,213	31,495,431	29,486,548

Diluted	43,338,048	—	42,908,467	—